SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SCVX Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G79448208
(CUSIP Number)
Hudson Bay Capital Management LP 777 Third Avenue, 30th Floor New York, NY 10017 (212) 571-1244 Attention: Scott Black
with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON PN, IA

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,371,149
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,371,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,371,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of SCVX Corp., a Cayman Island exempted company (the "Issuer"). The Issuer’s principal executive offices are located at 1717 Pennsylvania Ave, NW #625, Washington, DC 20006.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd. (the "HB Fund") in whose names the reported securities are held, may be deemed to be the beneficial owner of the Class A Ordinary Shares held by the HB Fund. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Class A Ordinary Shares reported herein were included within 2,371,149 units of the Issuer (the "Units") purchased by the HB Fund. Each Unit consists of one Class A Ordinary Share and one-half of one redeemable warrant of the Issuer (the "Warrants"), which Warrants will become exercisable, if at all, on the later of 30 days after the completion of the Issuer's initial business combination and 12 months from the closing of the Issuer's initial public offering. The terms of the Warrants are more fully described under the heading "Description of Securities—Warrants; Public Shareholders’ Redeemable Warrants" in the Issuer’s registration statement on Form S-1 (File No. 333-235694) (the "Form S-1"), which description is incorporated herein by reference.

A total of approximately $22,772,772 was paid to acquire the Units that were acquired by the HB Fund and of which the Class A Ordinary Shares reported herein were a part. Funds for the purchase of the Units were derived from the working capital of the HB Fund and margin borrowings described in the following sentence. The Class A Ordinary Shares reported in this Schedule 13D are held in commingled margin accounts at prime brokers that may extend margin credit to the HB Fund from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the agreed upon benchmark and spread. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Ordinary Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Class A Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business.

The Issuer's sponsor is SCVX USA LLC, a Delaware limited liability (the "Sponsor"). Strategic Cyber Ventures, LLC ("SCV") is the managing member of the Sponsor. Substantially all of the voting interests of SCV are held by the HB Fund. Notwithstanding its ownership structure, SCV is entirely managed by a board of directors, a majority of whom cannot be members, officers, directors or employees of any members holding in excess of 25% of the aggregate percentage interests in SCV, which currently includes the HB Fund.

The Sponsor currently holds 4,657,500 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer (the "Class B Ordinary Shares"). The Class B Ordinary Shares are not currently convertible into Class A Ordinary Shares but are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination, as more fully described under the heading "Description of Securities—Founder Shares" in the Form S-1, which description is incorporated herein by reference. The Sponsor purchased an aggregate of 6,600,000 private placement warrants (the "Private Placement Warrants") at a price of $1.00 per warrant in a private placement that occurred simultaneously with the closing of the Issuer's initial public offering. Each Private Placement Warrant will become exercisable, if at all, on the later of 30 days after the completion of the Issuer's initial business combination and 12 months from the closing of the Issuer's initial public offering at an initial exercise price of $11.50 per share, as more fully described under the heading "Description of Securities—Warrants; Private Placement Warrants" in the Form S-1, which description is incorporated herein by reference.

The Sponsor's Class B Ordinary Shares, Private Placement Warrants and any Class A Ordinary Shares issued upon conversion or exercise thereof, are each subject to transfer restrictions pursuant to lock-up provisions in the letter agreement entered into by the Sponsor with the Issuer, as more fully described under the heading "Principal Shareholders— Transfers of Founder Shares and Private Placement Warrants" in the Form S-1. The Sponsor is also entitled to registration rights as more fully described under the heading "Principal Shareholders— Registration Rights" in the Form S-1. Pursuant to the Letter Agreement, the Sponsor has waived its redemption rights and agreed to vote its shares in the Issuer as more fully described under the heading "Description of Securities—Founder Shares" in the Form S-1, which description is incorporated herein by reference.

The Reporting Persons may, from time to time, engage in discussions with the Sponsor, members of management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, existing or potential strategic partners, business combination targets, investment professionals, financing sources and other third parties regarding a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business combination, business operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance, Board composition, management and Board incentive programs, strategic alternatives and transactions, in which the Reporting Persons or the Sponsor may participate. The Reporting Persons may otherwise work with the Sponsor, the Issuer's management and the Board or other third parties to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Persons or in which the Reporting Persons otherwise have an equity or other interest. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, among other things, the foregoing matters and may take other steps as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Class A Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation acquiring additional Class A Ordinary Shares, Units and/or Warrants and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of the Class A Ordinary Shares, Units and/or Warrants and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and the percentage of the Class A Ordinary Shares beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 23,000,000 Class A Ordinary Shares reported to be outstanding as of January 28, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 28, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth on Schedule A attached hereto, there have been no transactions in the Class A Ordinary Shares during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	No person other than the Reporting Persons and the HB Fund is known to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Class A Ordinary Shares held by the HB Fund.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The HB Fund holds 635,574 Warrants.

Other than as disclosed herein and in Items 3 and 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Class A Ordinary Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 30, 2020

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

SCHEDULE A

Transactions in the Class A Ordinary Shares of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Class A Ordinary Shares effected in the past sixty days by the Reporting Persons by virtue of their transactions in the Issuer's Units. Each Unit consists of one Class A Ordinary Share, and one-half of one Warrant. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Units Purchased (Sold)	Price Per Unit ($)
3/19/2020	140,227	9.30
3/19/2020	300,000	9.29
3/23/2020	892,024	9.30
3/24/2020	38,925	9.30

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 30, 2020

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER